SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated May 30, 2007, Supplement No. 3 dated October 2, 2007, Supplement No. 4 dated November 14, 2007 and Supplement No. 5 dated November 21, 2007.]

SUPPLEMENT NO. 5

DATED NOVEMBER 21, 2007

TO THE PROSPECTUS DATED MAY 30, 2007

OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 5 to you in order to supplement our prospectus.

Loan Agreement with Wachovia Bank

On November 13, 2007, we entered into a loan agreement with Wachovia Bank, National Association to facilitate the acquisition of properties during our offering period.  Pursuant to the terms of the loan, we may borrow $22.4 million at an interest rate 140 basis points over 30-day LIBOR, secured by specified real estate properties. The loan has a maturity date of November 13, 2009, and may be prepaid without penalty.   In connection with documentation and closing the loan agreement, we paid and expect to pay fees and expenses totaling approximately $150,000.  The entire $22.4 million available under the terms of the loan was used to finance an acquisition of properties that closed on November 15, 2007.

Consistent with our borrowing policies, during our offering, we will borrow periodically to acquire properties and for working capital. We will determine whether to use the proceeds of the offering to repay amounts borrowed under the loan agreement depending on a number of factors including the investments that are available to us for purchase at the time and the cost of the credit facility. On or before the closing of the offering, we will endeavor to repay all amounts owing under the loan agreement that have not previously been paid and at that time we will own our properties all-cash, with no permanent acquisition financing.

Acquisition of Orlando Small Bay

On November 15, 2007, we closed the purchase of a portfolio of existing multi-tenant industrial properties known as Orlando Small Bay from Small Bay Partners, LLC, a non-related party, for a purchase price of approximately $37.2 million, including closing costs (which are not fully determinable at this time). The purchase price of the property was funded with net proceeds raised from our public offering and approximately $22.4 million of borrowings under an agreement with Wachovia Bank, National Association. As of November 15, 2007, we had raised approximately $73.6 million in our equity offering.

Located in the metropolitan Orlando, Florida area, Orlando Small Bay consists of four industrial business parks comprised of 18 buildings, with 92 units providing 394,471 leaseable square feet of space on approximately 34 acres of land. All four parks are well positioned to capitalize on their in-fill locations, access, and visibility.

Metropolitan Orlando’s central location offers almost equidistant access to the state’s other major metropolitan centers, positioning the region as a hub with quick, easy access to air, land and water transportation routes. This network of air routes, rail systems and interstate highways as well as nearby deep-water ports are attractive to manufacturing, warehouse and distribution sector businesses.

Scarcity of available industrial land in Central Florida combined with rising construction costs have made it difficult for developers to get a foothold in the Orlando industrial market. According to Torto Wheaton Research, the overall vacancy rate for the Orlando industrial market was only 6.7% at the end of the third quarter 2007.

The following table sets forth certain information with respect to the properties.

Property	City/State	Rentable Square Feet	Year Completed	Number of Buildings	% Leased
Monroe South	Sanford, FL	172,500	2005	8	92%
Carter	Winter Garden, FL	49,125	2002	2	89%
Hanging Moss	Orlando, FL	94,200	2005	5	100%
Goldenrod	Orlando, FL	78,646	2005	3	100%

Orlando Small Bay is approximately 95% leased currently at an average annual rent of $7.27 per square foot to 87 tenants whose spaces range in size from approximately 1,200 square feet to approximately 22,500 square feet. Currently, one tenant occupies approximately 47,500 square feet of space or approximately 12.6% of Orlando Small Bay. Tenants of Orlando Small Bay are engaged in varying businesses including light manufacturing, warehouse distribution and service related businesses.

The following table sets forth lease expiration information for the next ten years.

		Approx.		Percent of	Percent of
	No. of	Amount of	Base Rent of	Total Leaseable	Total
Year Ending	Leases	Expiring Leases	Expiring Leases	Area Expiring	Annual Base
December 31,	Expiring	(Sq. Feet)	(Annual $ )%		Rent Expiring
2007	—	—	—	—%	—%
2008	16	89,355	562,775	23.8%	20.5%
2009	10	51,091	366,647	13.6%	13.3%
2010	29	96,737	779,423	25.8%	28.3%
2011	27	105,397	809,603	28.1%	29.4%
2012	2	18,706	124,865	5.0%	4.5%
2013	1	3,360	24,462	0.9%	0.9%
2014	—	—	—	—%	—%
2015	1	6,200	54,747	1.7%	2.0%
2016	1	4,000	30,282	1.1%	1.1%

In evaluating Orlando Small Bay as a potential acquisition and determining the appropriate amount of consideration to be paid, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the properties compare to comparable properties in the market.

We do not intend to make significant renovations or improvements to the Orlando Small Bay portfolio.  Our management believes that Orlando Small Bay is adequately insured.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $31.4 million, which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is approximately 1.52%, and annual real estate taxes are projected to be approximately $564,000 for the initial year subsequent to the purchase.